Exhibit 99
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
June 30, 2007
(With Independent Accountants’ Review Report Thereon)

KPMG Samjong Accounting Corp.

10th Floor, Star Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100

Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101

Republic of Korea	www.kr.kpmg.com
Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2007, the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2007 and 2006, the non-consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006 and the non-consolidated statement of changes in stockholders’ equity for the six-month period ended June 30, 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 15, 2007 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2006, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
As discussed in note 1(b) and note 4 to the non-consolidated financial statements, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card Co., Ltd. at ~~W~~ 67,770 per share through a tender offer on March 19, 2007 and LG Card Co., Ltd. became a subsidiary of the Company on March 23, 2007. Additionally, the Company decided to acquire 21.4% of minority shares in LG Card Co., Ltd. through a second tender offer and share exchange at the Board of Directors’ Meeting on May 28, 2007, and provided a second tender offer for 9,624,218 shares (7.68%) in LG Card Co., Ltd. at ~~W~~46,392 per share from June 14, 2007 to July 3, 2007 with the remaining shares subject to the share exchange in the second half of the year. As a result, LG Card Co., Ltd. will become a wholly-owned subsidiary of Shinhan Financial Group.
As discussed in note 1(b) to the non-consolidated financial statements, Shinhan Card, a wholly owned subsidiary of the Company, will transfer its net asset to LG Card Co., Ltd. effective October 1, 2007, per the resolution of the Board of Directors’ Meeting held on May 28, 2007.
As discussed in note 11 to the non-consolidated financial statements, the Company recorded related party transactions and balances as of June 30, 2007 and December 31, 2006 and for three-month and six-month periods ended June 30, 2007 and 2006.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 27, 2007

This report is effective as of July 27, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Assets

Cash and due from banks (note 11)	~~W~~	1,230,135	468,561	$1,327,293	505,569
Equity method investment securities (notes 3 and 4)		21,572,214	12,775,892	23,276,019	13,784,950
Loans, net of allowance for loan losses (notes 5, 11 and 12)		1,119,375	1,179,147	1,207,785	1,272,278
Property and equipment, net (note 6)		701	776	756	838
Other assets (notes 7, 11 and 12)		55,973	579,255	60,393	625,005

Total assets	~~W~~	23,978,398	15,003,631	$25,872,246	16,188,640

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 12)	~~W~~	1,335,000	185,072	$1,440,440	199,689
Debentures (note 9)		5,896,694	3,421,826	6,362,423	3,692,087
Retirement and severance benefits (note 11)		1,013	783	1,093	844
Other liabilities (notes 10, 11 and 12)		54,537	34,424	58,844	37,143

Total liabilities		7,287,244	3,642,105	7,862,800	3,929,763

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)

Common stock		1,907,838	1,907,838	2,058,522	2,058,522

Authorized - 1,000,000,000 shares
Issued and outstanding - 381,567,614 shares

Preferred stock		481,475	262,920	519,503	283,686

Issued and outstanding - 83,478,169 shares in 2007 - 39,767,169 shares in 2006

Capital surplus		7,877,765	4,360,082	8,499,962	4,704,448
Retained earnings (note 14)		4,642,396	3,387,960	5,009,059	3,655,546
Capital adjustments (note 15)		—	44,491	—	48,005
Accumulated other comprehensive income (notes 3 and 20)		1,781,680	1,398,235	1,922,400	1,508,670

Total stockholders’ equity		16,691,154	11,361,526	18,009,446	12,258,877

Total liabilities and stockholders’ equity	~~W~~	23,978,398	15,003,631	$25,872,246	16,188,640

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won					U.S. dollars (note 2(b))
						Three month	Six month
						period	period
	Three month period			Six month period		ended	ended
	ended June 30,			ended June 30,		June 30,	June 30,
	2007		2006	2007	2006	2007	2007
Operating revenue:

Gain from equity method investment securities (notes 3 and 24)	~~W~~	769,956	600,048	1,720,1377	1,091,838	$826,256	1,855,996
Interest income (note 11)		16,749	19,642	78,743	40,391	18,072	84,962
Gain on foreign currency transaction		657	1,092	92	3,689	709	99
Other		—	1,005	300	1,484	—	324

		787,362	621,787	1,799,272	1,137,402	845,037	1,941,381

Operating expense:

Loss from equity method investment securities (notes 3 and 24)		4,979	1,251	2,888	294	5,372	3,116
Interest expense		79,891	27,970	142,538	56,979	86,201	153,796
Loss from foreign currency transaction		657	1,092	93	3,689	709	100
Fees and commission		77	114	97	196	83	105
General and administrative expenses (notes 11 and 17)		15,464	11,235	30,179	22,819	16,685	32,563

		101,068	41,662	175,795	83,977	109,050	189,680

Operating income		686,294	580,125	1,623,477	1,053,425	735,987	1,751,701

Non-operating income, net		302	133	22,964	212	326	221

Income before income taxes		686,596	580,258	1,646,441	1,053,637	736,313	1,776,479

Income taxes (note 18)		—	—	—	—	—	—

Net income	~~W~~	686,596	580,258	1,646,441	1,053,637	$736,313	1,776,479

Earnings per share in Won and U.S. dollars (note 19)	~~W~~	1,633	1,586	4,047	2,872	$4.37	3.10

Diluted earnings per share in Won and U.S. dollars (note 19)	~~W~~	1,585	1,496	3,937	2,710	$4.25	2.92

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statement of Changes in Stockholders’ Equity
For the six-month period ended June 30, 2007
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated						Accumulated
					other						other
	Capital		Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$2,342,208	4,704,448	48,005	1,508,670	3,655,546	12,258,877

Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(423,218)	(423,218)
Preferred stock issuance		218,555	3,517,683	—	—	—	3,736,238	235,817	3,795,515	—	—	—	4,031,332
Net income		—	—	—	—	1,646,441	1,646,441	—	—	—	—	1,776,479	1,776,479
Change in retained earnings of subsidiaries		—	—	—	—	233	233	—	—	—	—	251	251
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	383,445	—	383,445	—	—	—	413,730	—	413,730
Stock options		—	—	(44,491)	—	—	(44,491)	—	—	(48,005)	—	—	(48,005)

Balance at June 30, 2007	~~W~~	2,389,313	7,877,765	—	1,781,680	4,642,396	16,691,154	$2,578,025	8,499,963	—	1,922,400	5,009,058	18,009,446

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Cash flows from operating activities:

Net income	~~W~~	1,646,441	1,053,637	$1,776,479	1,136,855

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		193	302	208	326
Amortization		151	145	163	156
Reversal of allowance for loan losses		(300)	(1,484)	(324)	(1,601)
Provision for retirement and severance benefits		424	357	457	385
Gain from equity method investment securities, net		(1,717,249)	(1,091,544)	(1,852,880)	(1,177,756)
Stock compensation costs		26	6,797	28	7,334
Dividends received from equity method investment securities		494,590	465,525	533,653	502,293
Other, net		1,892	1,130	2,040	1,219
Changes in assets and liabilities:
Decrease (increase) in other assets		(33,529)	1,774	(36,176)	1,914
Increase(decrease) in other liabilities		12,896	(1,006)	13,915	(1,085)
Retirement and severance benefits paid		(478)	(315)	(516)	(340)
Increase in deposit for severance benefit insurance		285	152	308	164

Net cash provided by operating activities		405,342	435,470	437,355	469,864

Cash flows from investing activities:

Cash provided by investing activities:

Collection of loans		214,996	520,000	231,977	561,070
Proceeds from disposal of property and equipment		25	31	27	33
Decrease in privately placed bonds		—	73,140	—	—

		215,021	593,171	232,004	561,103

Cash used in investing activities:

Purchase of equity method investment securities		(6,671,046)	—	(7,197,935)	—
Loan originations		(155,000)	(300,000)	(167,242)	(323,694)
Purchase of property and equipment		(128)	(98)	(138)	(106)
Decrease in other liabilities		(153)	(20,596)	(165)	(22,223)

		(6,826,327)	(320,694)	(7,365,480)	(346,023)

Net cash provided by (used in) investing activities		(6,611,306)	272,477	(7,133,476)	215,080

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		1,408,000	170,000	1,519,206	183,427
Proceeds from issuance of debentures		2,650,000	1,000,000	2,859,301	1,078,981
Proceeds from issuance of preferred stock		3,749,962	—	4,046,139	—

		7,807,962	1,170,000	8,424,646	1,262,408

Cash used in financing activities:

Repayment of borrowings		(257,996)	(185,188)	(278,372)	(199,814)
Repayment of debentures		(170,000)	(620,000)	(183,427)	(668,968)
Debentures issuance cost paid		(7,038)	(3,239)	(7,594)	(3,495)
Dividends paid		(391,666)	(384,525)	(422,600)	(414,895)
Stock issuance cost paid		(13,724)	—	(14,808)	—

		(840,424)	(1,192,952)	(906,801)	(1,287,172)

Net cash provided by (used in) financing activities		6,967,538	(22,952)	7,517,844	(24,764)

Net increasein cash and due from banks		761,574	684,995	821,724	660,180

Cash and due from banks at beginning of period		468,561	64,374	505,569	69,458

Cash and due from banks at end of period	~~W~~	1,230,135	749,369	$1,327,293	729,638

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of June 30, 2007, the Company had nine subsidiaries and three joint ventures, and its capital stock consisted of ~~W~~1,907,838 million in common stock and ~~W~~481,475 million in preferred stock.

Details of its subsidiaries and joint ventures were as follows:

a. Subsidiaries
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank) with Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of June 30, 2007, Shinhan Bank operated through 936 domestic branches, 88 depositary offices and 14 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

(b)	LG Card Co., Ltd.

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively, and effective September 1, 2001, changed its name to LG Card. LG Card mainly provides credit card services, factoring, installment financing and leasing, under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card Co., Ltd. at ~~W~~ 67,770 per share through a tender offer on March 19, 2007 and LG Card Co., Ltd. became a subsidiary of the Company on March 23, 2007. Additionally, the Company decided to acquire 21.42% of minority shares in LG Card Co., Ltd. through a second tender offer and share exchange at the Board of Directors’ Meeting held on May 28, 2007 and provided a second tender offer for 9,624,218 shares (7.68%) in LG Card Co., Ltd. at ~~W~~ 46,392 per share from June 14, 2007 to July 3, 2007 with the remaining shares subject to the share exchange in the second half of the year. As a result, the Company’s LG Card Co., Ltd. will become a wholly-owned subsidiary of Shinhan Financial Group.

Also, Shinhan Card, a wholly owned subsidiary of the Company, will transfer its net asset to LG Card Co., Ltd., on October 1, 2007, per the resolution of the Board of Directors’ Meeting held on May 28, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(1)	General Description of the Company, Continued
(b)	LG Card Co., Ltd., Continued

As of June 30, 2007, LG Card had 4.58 million merchant accounts, 67 branches and 10.76 million credit card holders, and its capital stock amounted to W 626,847 million.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of June 30, 2007, it operated through 77 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of June 30, 2007, Shinhan Life Insurance operated through 132 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is principally engaged in credit card services, factoring, consumer loans and installment financing. As of June 30, 2007, Shinhan Card had 1.75 million merchant accounts and 8.09 million credit card holders, with capital stock amounting to ~~W~~358,886 million.

(f)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of June 30, 2007 amounted to ~~W~~80,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust servcies and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2007 amounted to ~~W~~77,644 million.

(h)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2007 amounted to ~~W~~3,000 million.

(i)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2007 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(1)	General Description of the Company, Continued

b. Joint Ventures
(a)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of June 30, 2007 amounted to ~~W~~40,000 million.

(b)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of June 30, 2007 amounted to ~~W~~30,000 million.

(c)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of June 30, 2007 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(1)	General Description, Continued

Details of ownership as of June 30, 2007 and December 31, 2006 were as follows:

		2007		2006
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	LG Card	98,517,316	78.6	—	—
	Good Morning Shinhan Securities	259,399,664	100.0	159,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Card	71,777,256	100.0	71,777,256	100.0
	Shinhan Capital	12,250,000	100.0	12,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	—	—	7,129,967	(*)1.9
	LG Card	8,960,005	7.1	—	—

Joint ventures:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0

(*)	ownership percentage of common stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in stockholders’ equity, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~926.80 to US$1, the basic exchange rate on June 30, 2007. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2007, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 21 “Preparation and Presentation of Financial Statements", No. 22 “Share-based Payment”, No. 23 “Earning per Share”, No. 101 “Financial Holding Company” and No. 2 “Interim Financial Statements (Revised)”. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the six month period ended June 30, 2007 and as of and for the year ended December 31, 2006. In addition, with the adoption of Financial Supervisory Service interpretation effective December 31, 2006, valuation gain (loss) on available-for-sale securities which was recorded in subsidiaries’ accumulated other comprehensive income at the time of acquisition is transferred to valuation gain (loss) of equity method investment securities in the non-consolidated statement of income at the time the available-for-sale securities are sold. Certain accounts of the non-consolidated financial statements as of and for the period ended June 30, 2006 were reclassified to conform to the current period’s presentation for comparative purposes, resulting in a decrease in net income by ~~W~~ 18,422million.

(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per FSS guidelines.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased or decreased to reflect the Company’s share of the net asset of investee. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of the investees. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method, the Company does not record its share of loss of the investee when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the investee, the Company’s share of loss of the investee is recorded until such investment is reduced to zero.

Investments are reduced when dividends are declared by the shareholders’ meeting of the respective investee companies.

(f)	Interests in Joint Ventures

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	“	“
Leasehold improvement	Straight-line	“
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(h)	Intangible Assets

Intangible assets comprised of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Income Taxes

Income tax on the income includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(l)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~926.80 and ~~W~~929.60 to US$1, the rates of exchange on June 30, 2007 and December 31, 2006, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(m)	Stock issuance costs

Stock issuance costs paid are recorded as a reduction of capital surplus.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(n)	Share-Based Payments

In a share-based payment transaction, the Company receives goods or services and pays for those goods or services either in shares or in other equity instruments. Goods or services received in a share-based payment transaction are generally measured at fair value and recognized as an expense and capital adjustment. However, if value of goods or services received is not available, the share-based payment transactions are measured by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions the services received and the liability incurred are measured at the fair value of the liability at grant date. At each subsequent reporting date, the fair value of the liability is remeasured with any changes in fair value recognized in profit or loss for the period. For the transactions when there is an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(o)	Provision, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for reimbursement.

(p)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(3) Equity Method Investment Securities
Details of equity method investment securities for the six-month period ended June 30, 2007 and year-ended December 31, 2006 were as follows:

	(in millions of Won)

	2007
	Beginning		Acquisition	Equity method	Retained	Other comprehensive	Ending
Investees	balance		(dividend), net	gain (loss)	earnings	income (loss)	balance
Subsidiaries:

Shinhan Bank	~~W~~	9,724,729	(301,123)	1,294,016	235	365,706	11,083,563
LG Card		—	6,683,743	197,196	—	7,908	6,888,847
Good Morning Shinhan Securities		979,853	506,556	61,139	—	(1,153)	1,546,395
Shinhan Life Insurance		793,204	(30,000)	39,929	—	4	803,137
Shinhan Card		957,830	(143,555)	95,966	—	5,296	915,537
Shinhan Capital		187,782	(15,313)	22,103	—	6,196	200,768
Jeju Bank		69,316	—	3,236	—	(206)	72,346
Shinhan Credit Information		10,255	—	968	—	—	11,223
Shinhan PE		10,492	—	(2,888)	—	—	7,604

		12,733,461	6,700,308	1,711,665	235	383,751	21,529,420

Joint venture companies:

Shinhan BNP Paribas ITMC		24,790	(4,600)	3,732	—	1	23,923
SH&C Life Insurance		17,612	—	1,159	—	(307)	18,464
Shinhan Macquarie		29	(315)	693	—	—	407

		42,431	(4,915)	5,584	—	(306)	42,794

	~~W~~	12,775,892	6,695,393	1,717,249	235	383,445	21,572,214

The market value of LG Card and Jeju Bank shares owned by the Company were ~~W~~4,635,240 million and ~~W~~84,614 million, respectively, as of June 30, 2007 based on the quoted market price (LG Card : ~~W~~47,050 per share, Jeju Bank : ~~W~~8,730 per share) at that date.
Changes in goodwill (negative goodwill) for the six-month period ended June 30, 2007 were as follows:

	(in millions of Won)

	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	30,647	623,158
LG Card		—	3,677,512	87,560	3,589,952
Good Morning Shinhan Securities		93,526	—	8,502	85,024
Shinhan Life Insurance		372,742	—	20,901	351,841
Shinhan Card		320,572	—	15,027	305,545
Jeju Bank		(3,600)	—	(343)	(3,257)

	~~W~~	1,437,045	3,677,512	162,294	4,952,263

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(3) Equity Method Investment Securities, Continued

	(in millions of Won)

	2006
				Equity		Other
	Beginning		Acquisition	method	Retained	comprehensive	Ending
Investees	balance		(dividend), net	gain	earnings	income (loss)	balance
Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,500,460	(3,277)	431,248	9,724,729
Good Morning Shinhan Securities		900,138	—	74,753	(101,458)	106,420	979,853
Shinhan Life Insurance		737,788	(20,000)	64,980	(301)	10,737	793,204
Shinhan Card		221,449	526,806	208,052	—	1,523	957,830
Shinhan Capital		151,789	(15,313)	48,255	—	3,051	187,782
Jeju Bank		60,770	—	9,405	—	(859)	69,316
Shinhan Credit Information		9,263	(1,800)	2,792	—	—	10,255
Shinhan PE		8,741	—	1,751	—	—	10,492

		10,841,454	(465,525)	1,910,448	(105,036)	552,120	12,733,461

Joint ventures:

Shinhan BNP Paribas ITMC		24,103	(3,600)	4,288	—	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	—	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	—	29

		40,905	(5,616)	6,820	—	322	42,431

	~~W~~	10,882,359	(471,141)	1,917,268	(105,036)	552,442	12,775,892

The market value of Jeju Bank shares owned by the Company was ~~W~~73,274 million as of December 31, 2006 based on the quoted market price (~~W~~7,560 per share) at that date.
Changes in goodwill (negative goodwill) for the year ended December 31, 2006 were as follows:

	(in millions of Won)

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	68,808	653,805
Good Morning Shinhan Securities		110,530	—	17,004	93,526
Shinhan Life Insurance		414,545	—	41,803	372,742
Shinhan Card		—	343,112	22,540	320,572
Jeju Bank		(4,285)	—	(685)	(3,600)

	~~W~~	1,586,515	—	149,470	1,437,045

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(4)	Acquisition of LG Card

(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and became a subsidiary of the Company on March 23, 2007. The CEO of LG Card is Jong-Ho, Lee, and the Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year-ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:

	(in millions of Won)

			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	9,988,035
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,861,033

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	843,435

LG Card recognized an additional ~~W~~74,797 million of deferred tax assets as taxable income was expected to increase by ~~W~~271,989 million due to increase in net income. As a result of this new estimate, the Company increased goodwill by ~~W~~58,776 million

(b) Details of goodwill related to the acquisition of LG Card were as follows:

(in millions of Won)

Consideration given	~~W~~	6,683,743
Fair value of net assets		3,006,231

Goodwill	~~W~~	3,677,512

Additionally, the Company decided to acquire 21.42% of minority shares in LG Card Co., Ltd. through a second tender offer and share exchange, at the Board of Directors’ Meeting on May 28, 2007 and provided a second tender offer for 9,624,218 shares (7.68%), in LG Card Co., Ltd. at ~~W~~46,392 per share from June 14, 2007 to July 3, 2007 with the remaining shares subject to the share exchange in the second half of the year. As a result, effective September 21, 2007, LG Card Co., Ltd. will become a wholly-owned subsidiary of Shinhan Financial Group.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(5) Loans
(a) Loans as of June 30, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)

	Won
	2007		2006
Loans in Won	~~W~~	1,125,000	1,120,000
Loans in foreign currencies		—	65,072

		1,125,000	1,185,072
Less: allowance for loan losses		(5,625)	(5,925)

	~~W~~	1,119,375	1,179,147

(b) Details of loans as of June 30, 2007 and December 31, 2006 were as follows:

	(in millions of Won)

		2007			2006
		Interest			Interest
	Borrower	rate (%)	Amount		rate (%)	Amount
Loans in Won	Shinhan Card	4.49~6.28	~~W~~	400,000	4.49~6.28	~~W~~	450,000
	Shinhan Capital	4.33~6.65		550,000	4.33~8.12		500,000
	Good Morning	5.25~5.64		170,000	5.25~5.64		170,000
	Shinhan Securities
	Shinhan PE	5.51		5,000			—

			~~W~~	1,125,000		~~W~~	1,120,000

Loans in foreign currencies	Shinhan Capital	—		—	3M Libor+0.38		65,072

			~~W~~	1,125,000		~~W~~	1,185,072

Allowance for loan losses				(5,625)			(5,925)

			~~W~~	1,119,375		~~W~~	1,179,147

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(5) Loans, Continued
(c) The maturities of loans as of June 30, 2007 and December 31, 2006 were as follows:

	(in millions of Won)

			Loans
	Loans		in foreign
At June 30, 2007	in Won		currencies	Total
Due in three months or less	~~W~~	20,000	—	20,000
Due after three months through six months		40,000	—	40,000
Due after six months through 12 months		165,000	—	165,000
Due after one year through three years		580,000	—	580,000
Thereafter		320,000	—	320,000

	~~W~~	1,125,000	—	1,125,000

	(in millions of Won)

			Loans
	Loans		in foreign
At December 31, 2006	in Won		currencies	Total
Due in three months or less	~~W~~	150,000	—	150,000
Due after three months through six months		20,000	37,184	57,184
Due after six months through 12 months		40,000	—	40,000
Due after one year through three years		690,000	27,888	717,888
Thereafter		220,000	—	220,000

	~~W~~	1,120,000	65,072	1,185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(6) Property and Equipment
     Property and equipment as of June 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Property and equipment:
Vehicles	~~W~~	171	261
Furniture and fixtures		1,448	1,416
Leasehold improvements		1,823	1,728

		3,442	3,405
Less: accumulated depreciation		(2,741)	(2,629)

	~~W~~	701	776

(7) Other Assets
     Other assets as of June 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Security deposits paid	~~W~~	10,068	9,915
Software		759	910
Account receivables		315	37,907
Accrued income		7,522	8,016
Advance payments		316	519,328
Prepaid expenses		31,528	1,023
Prepaid income taxes		3,651	346
Other		1,814	1,810

	~~W~~	55,973	579,255

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(8) Borrowings
     (a) Borrowings as of June 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Borrowings in Won	~~W~~	1,335,000	120,000
Borrowings in foreign currencies		—	65,072

	~~W~~	1,335,000	185,072

     (b) Details of borrowings as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
Borrowings in won:
May 28, 2007	May 27, 2010	5.07	~~W~~	10,000	—
June 28, 2007	July 02, 2007	5.04		20,000	—
June 28, 2007	July 02, 2007	5.67		5,000	—
June 28, 2007	July 28, 2007	5.67		15,000	—
June 29, 2007	July 02, 2007	5.66		5,000	—
June 29, 2007	July 29, 2007	5.66		15,000
December 21, 2006	March 30, 2009	5.34		—	36,000
December 26, 2006	March 29, 2007	4.92		—	84,000
February 21, 2007	July 2, 2007	5.15		180,000	—
February 21, 2007	October 1, 2007	5.18		200,000	—
March 29, 2007	October 1, 2007	5.15		200,000	—
June 05, 2007	April 01, 2008	5.29		100,000	—
June 11, 2007	April 01, 2008	5.29		230,000	—
June 28, 2007	April 01, 2008	5.29		300,000	—
June 28.,2007	October 1, 2007	5.13		50,000	—
June 28, 2007	June 27, 2008	5.31		5,000	—

				1,335,000	120,000

Borrowings in foreign currencies:
July 15, 2004	June 15, 2007	3M Libor+0.7		—	37,184
December 29, 2006	December 29, 2009	3M Libor+0.25		—	27,888

				—	65,072

			~~W~~	1,335,000	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(8) Borrowings, Continued
     (c) The maturities of borrowings as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	Borrowings		Borrowings in
At June 30, 2007	in Won		foreign currencies	Total
Due in three months or less	~~W~~	240,000	—	240,000
Due after three months through six months		450,000	—	450,000
Due after six months through 12 months		635,000	—	635,000
Due after one year through three years		10,000	—	10,000

	~~W~~	1,335,000	—	1,335,000

(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2006	in Won		foreign currencies	Total
Due in three months or less	~~W~~	84,000	—	84,000
Due after three months through six months		—	37,184	37,184
Due after six months through 12 months		—	—	—
Due after one year through three years		36,000	27,888	63,888

	~~W~~	120,000	65,072	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(9) Debentures
     (a) Debentures as of June 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Debentures in Won	~~W~~	5,910,000	3,430,000
Less: discount on debentures		(13,306)	(8,174)

	~~W~~	5,896,694	3,421,826

     (b) Details of debentures as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
Unsecured debentures in won:
April 04, 2002	April 04, 2007	7.47	~~W~~	—	20,000
May 20, 2002	May 20, 2007	7.25		—	20,000
July 29, 2002	July 29, 2007	6.30		20,000	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
March 24, 2004	March 24, 2007	4.76		—	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 08, 2004	July 08, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		—	100,000
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 09, 2005	May 09, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.34		40,000	40,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	100,000
February 27, 2006	February 27, 2009	5.07		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(9) Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
April 24, 2006	April 24, 2009	5.09		200,000	200,000
June 28, 2006	June 28, 2009	5.25		220,000	220,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
June 29, 2006	September 29, 2009	5.24		100,000	100,000
June 29, 2006	September 29, 2009	5.32		100,000	100,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	—
January 25, 2007	January 25, 2010	5.25		250,000	—
January 25, 2007	January 25, 2012	5.29		100,000	—
January 25, 2007	January 25, 2014	5.40		150,000	—
February 23, 2007	August 23, 2009	5.09		500,000	—
February 23, 2007	February 23, 2010	5.09		250,000	—
February 23, 2007	February 23, 2012	5.12		100,000	—
February 23, 2007	February 23, 2014	5.27		150,000	—
April 13, 2007	April 13, 2010	5.24		50,000	—
April 13, 2007	April 13, 2012	5.28		50,000	—
May 09, 2007	May 09, 2010	5.31		100,000	—
May 09, 2007	May 09, 2012	5.35		100,000	—
June 08, 2007	June 08, 2010	5.48		200,000	—
June 08, 2007	June 08, 2012	5.54		250,000	—
June 08, 2007	June 08, 2014	5.58		100,000	—

				5,910,000	3,430,000
		Discount on debentures		(13,306)	(8,174)

			~~W~~	5,896,694	3,421,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(9) Debentures, Continued
     (c) The maturities of debentures as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007		2006
Due in three months or less	~~W~~	20,000	130,000
Due after three months through six months		40,000	40,000
Due after six months through 12 months		210,000	60,000
Due after one year through three years		3,640,000	1,980,000
Thereafter		2,000,000	1,220,000

	~~W~~	5,910,000	3,430,000

(10) Other Liabilities
     Other liabilities as of June 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Withholding taxes	~~W~~	299	561
Dividends payable		2,192	1,619
Accounts payable		375	329
Accrued expenses		51,397	31,915
Unearned revenue		274	—

	~~W~~	54,537	34,424

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(11) Related Party Transactions
     (a) Details of transactions
Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:
(in millions of Won)

		Three-month period			Six-month period
		ended June 30,			ended June 30,
Related party	Account	2007		2006	2007	2006

Shinhan Bank	Interest income	~~W~~	94	1,262	26,242	2,783
Good Morning Shinhan Securities	Interest income		2,320	944	4,658	1,866
Shinhan Card	Interest income		5,352	9,222	11,129	18,732
Shinhan Capital	Interest income		7,718	7,896	15,400	16,017
Jeju Bank	Interest income		—	318	—	992
Shinhan PE	Interest income		2	—	2	—

		~~W~~	15,486	19,642	57,431	40,930

Shinhan Bank	Rental expense	~~W~~	1	—	36	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(11) Related Party Transactions, Continued
     (b) Account balances
Significant balances with the related parties as of June 30, 2007 and December 31, 2006 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2007		2006
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	48,497	2,627
”	”	Security deposits paid		9,915	9,915
”	”	Account receivables		—	28,675
”	”	Accrued income		22	171
”	”	Deposit for severance benefit		947	1,233
”	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
”	”	Account receivables		—	4,581
”	”	Accrued income		1,569	1,569
”	Shinhan Life Insurance	Account receivables		—	1,159
”	Shinhan Card	Loans in Won		400,000	450,000
”	”	Account receivables		—	2,043
”	”	Accrued income		3,180	3,285
”	Shinhan Capital	Loans in Won		550,000	500,000
”	”	Loans in foreign currency		—	65,072
”	”	Account receivables		—	1,102
”	”	Accrued income		2,751	2,990
”	Shinhan Credit Information	Account receivables		11	251
”	Shinhan PE	Loans in Won		5,000	—

			~~W~~	1,191,892	1,244,673

Shinhan Card	Shinhan Financial Group	Accounts payable		122	209
Shinhan PE	”	Unearned revenue		274	—

			~~W~~	396	209

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(11) Related Party Transactions, Continued
     (c) Guarantees and acceptances provided between related parties as of June 30, 2007 were as follows:
(In millions of Won)

Creditor	Debtor	Account	Amount guaranteed
Shinhan Financial Group	SH&C Life Insurance	Guarantees for loans	~~W~~	3,500
     (d) Compensation of key management personnel for the six-month periods ended June 30, 2007 and 2006 was as follows:
(In millions of Won)

	2007		2006
Salaries	~~W~~	2,549	3,002
Share-based payment		12,576	6,291
Performance compensation		862	—

	~~W~~	15,987	9,293

(12) Assets and Liabilities Denominated in Foreign Currency
     Assets and liabilities denominated in foreign currency as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2007	2006	2007		2006
Assets:
Loans	$—	70,000	~~W~~	—	65,072
Other assets	—	551		—	513

	$—	70,551	~~W~~	—	65,585

Liabilities:
Borrowings	$—	70,000	~~W~~	—	65,072
Other liabilities	—	534		—	496

	$—	70,534	~~W~~	—	65,568

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(13) Capital Stock
     (a) As of June 30, 2007 and December 31, 2006, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	68,757,169

Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	83,478,169

(*)	Based on issue price

(**)	The Company maintains the right to redeem the entire or part of Series 10 redeemable preferred stock within the redeemable period.

(***)	Details with respect to the conversion right were as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : ~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Therefore, capital stock amount differs from the total par value of outstanding capital stocks.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(13) Capital Stock, Continued
     (b) Details of changes in capital stock for the six-month period ended June 30, 2007 and the year ended December 31, 2006 were as follows:
(in millions of Won, except dollars)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2006	434,151,575	~~W~~	1,796,037	374,721	4,360,112
Preferred stock converted into common stock	—		111,801	(111,801)	(30)
Redemption of redeemable preferred stock	(12,816,792)		—	—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920	4,360,082
Issuance of preferred stock	43,711,000		—	218,555	3,517,683

Balance at June 30, 2007	465,045,783	~~W~~	1,907,838	481,475	7,877,765

(c)	Details of preferred stock to be redeemed by appropriations of retained earnings as of June 30, 2007 were as follows:
(in millions of Won, except shares and price per share)

			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812
(14) Retained Earnings
     Retained earnings as of June 30, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)

	2007		2006
Legal reserve	~~W~~	580,200	396,928
Other reserve (note 13(c))		172,812	—
Retained earnings before appropriation		3,889,384	2,991,032

	~~W~~	4,642,396	3,387,960

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(15) Capital Adjustment
Capital adjustments as of December 31, 2006 were related to the 4th and 5th options classified as equity-settled share-based payments. However, the Company determined to cash-settle the share-based payments and recognized compensation costs as an expense and a liability in 2007.
(16) Share-Based Payments
     (a) Details of cash-settled share-based payments granted as of June 30, 2007 were as follows:

	1st grant	2nd grant	3rd grant	4th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four	Within four	Within three	Within four
	years after	years after	years after	years after
	two years	two years	two years	three years
	from grant date	from grant date	from grant date	from grant date
Changes in number of shares granted:
Balance at January 1, 2007	607,065	723,613	1,141,423	2,381,090
Exercised	211,742	228,256	363,984	12,059
Balance at June 30, 2007	395,323	495,357	777,439	2,369,031

26

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(16) Share-based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of June 30, 2007 were as follows:

		5th grant		6th grant
Grant date		March 21, 2006		March 20, 2007
Exercise price in Won	~~W~~	38,829	~~W~~	54,560
Number of shares granted		3,296,200		1,301,050
Vesting period		Within four years after three years from grant date		Within four years after three years from grant date
Conditions:
Service period		Two years from grant date		Two years from grant date
Market performance
Management		Increase rate of stock price and target ROE		Increase rate of stock price and target ROE
Employee		Net income for two years		Achieve annual target ROE for three consecutive years
Changes in number of shares granted:
Outstanding at January 1, 2007		3,098,069		—
Granted		—		1,301,050
Canceled or forfeited		4,471		7,500
Exercised		—		—
Outstanding at March 31, 2007		3,093,598		1,293,550
Exercisable at March 31, 2007		—		—

Assumptions used to determine the fair value of options:
Risk-free interest rate				5.09%
Expected exercise period				5 years
Expected stock price volatility				8.57%
Expected dividend yield				2.87%
Weighted average fair value				Management : ~~W~~9,117
				Employee : ~~W~~7,760
The Company has the option to cash or equity settle in respect to share-based payments. The Company decided to cash-settle the fourth and fifth grant and the Company accordingly recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(16) Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the six-month period ended June 30, 2007 were as follows:

				(in millions of Won)

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	4,316	16,598	20,914
	Incurred during the period		717	5,075	5,792
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		6,845	24,883	31,728
	Incurred during the period		1,368	5,463	6,831
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		7,328	23,727	31,055
	Incurred during the period		2,517	8,154	10,671
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		3,548	20,283	23,831
	Incurred during the period		6,777	37,572	44,349
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		3,036	17,624	20,660
	Incurred during the period		2,355	13,302	15,657
	To be recorded in subsequent periods		2,831	16,404	19,235

6th	Recorded at beginning of the period		—	—	—
	Incurred during the period		285	1,473	1,758
	To be recorded in subsequent periods		1,704	7,902	9,606

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(17) General and Administrative Expenses
Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:

				(in millions of Won)

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2007		2006	2007	2006
Salaries	~~W~~	12,664	7,199	22,154	14,281
Provision for retirement and severance benefits		15	75	424	357
Other employee benefits		203	201	586	760
Rental		154	184	206	303
Entertainment		248	213	473	425
Depreciation		101	151	193	302
Amortization		75	73	151	145
Taxes and dues		76	607	157	653
Advertising		21	6	24	18
Fees and commission		1,305	1,865	4,480	4,243
Other		602	661	1,331	1,332

	~~W~~	15,464	11,235	30,179	22,819

(18) Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the six-month period ended June 30, 2007 and 2006, the Company recognized no income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the six-month periods ended June 30, 2007 and 2006 were as follows:

	(in millions of Won)

	2007		2006
Net income before income tax expense	~~W~~	1,646,441	1,053,637
Permanent difference		(97,703)	(2,093,240)
Temporary difference		(1,604,809)	1,038,379

Net loss for tax purposes	~~W~~	(56,071)	(1,224)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(18) Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarter ended June 30, 2007 and the year ended December 31, 2006 were as follows:

	(in millions of Won)

	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	(2,103,816)	(497,793)	(5,412,001)
Retirement and severance benefits		1,209	354	289	1,274
Deposit for severance benefit insurance		(1,209)	(27)	(289)	(947)
Stock options		44,491	—	44,491	—
Other		(21,756)	7,471	(37,907)	23,622

Total temporary differences		(3,783,243)	(2,096,018)	(491,209)	(5,388,052)

Unrealizable temporary differences (*2)		3,794,399			5,387,441

Net temporary differences	~~W~~	11,156			(611)

Tax effects of temporary differences		3,068			(168)

Tax effects of tax loss carryforwards		20,509			35,929

Net tax effects	~~W~~	23,577			35,761

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of June 30, 2007 represents temporary differences related to equity method investment securities of W5,412,001 million less realizable portion of W24,561 million.
The net tax effects of W35,761 million as of June 30, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(18) Income Taxes, Continued

	(in millions of Won)

	2006
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,427,679)	(2,469,710)	(2,091,411)	(3,805,978)
Retirement and severance benefits		828	544	163	1,209
Accrued income		(299)		(299)	—
Deposit for severance benefit insurance		(828)	(544)	(163)	(1,209)
Stock options		17,163	35,866	8,538	44,491
Other		(7,098)	(21,166)	(6,508)	(21,756)

Total temporary differences		(3,417,913)	(2,455,010)	(2,089,680)	(3,783,243)

Unrealizable temporary differences(*2)		3,421,190			3,794,238

Net temporary differences	~~W~~	3,277			10,995

Tax effects of temporary differences		901			3,024

Tax effects of tax loss carryforwards		5,133			14,011

Net tax effects	~~W~~	6,034			17,035

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2006 were comprised of W3,800,822 million related to equity method investment securities less W6,584 million related to stock options.
The net tax effects of W17,035 million as of December 31, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(19) Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:

	(in millions of Won, except per share)

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2007		2006	2007	2006
Net income for period	~~W~~	686,596	580,258	1,646,441	1,053,637
Less: dividends on preferred stock		71,262	26,670	125,947	53,046

Net income available for common stock		615,334	553,588	1,520,494	1,000,591
Weighted average number of common shares outstanding		376,876,963	349,078,849	375,667,531	348,342,076

Earnings per share in Won	~~W~~	1,633	1,586	4,047	2,872

(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:

	(in millions of Won, except per share)

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2007		2006	2007	2006
Net income available for common stock	~~W~~	615,334	553,588	1,520,494	1,000,591
Add: dividends on redeemable convertible preferred stock		6,895	2,037	11,820	4,051

Diluted net earnings		622,229	555,625	1,532,314	1,004,642
Weighted average number of common shares outstanding		392,517,420	371,439,150	389,215,439	370,702,377

Diluted earnings per share in Won	~~W~~	1,585	1,496	3,937	2,710

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Convertible period	to be issued
Stock options	March 21, 2010 - March 20, 2014	1,293,550

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(19) Earnings Per Share, Continued
(d)	Net earnings per share and for the three-month period ended March 31, 2007 and the year ended December 31, 2006 were as follows:

			(In Won)

	Three-month ended		Year ended
	March 31, 2007		December 31, 2006
Earnings per share	~~W~~	2,416	4,776
Diluted earnings per share		2,353	4,776
(20) Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of June 30, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)

	2007		2006
Gain on equity method investment securities	~~W~~	1,787,307	1,403,453
Loss from equity method investment		(5,627)	(5,218)

	~~W~~	1,781,680	1,398,235

(b)	Comprehensive income for the six-month June 30, 2007 and 2006 were as follows:

	(in millions of Won)

	2007		2006
Net income	~~W~~	1,646,441	1,053,537
Other comprehensive income
Gain on equity method investment securities		383,854	(31,073)
Loss from equity method investment securities		(409)	(478)

Comprehensive income	~~W~~	2,029,886	1,021,986

(21) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the six-month periods ended June 30, 2007 and 2006 were as follows:

	(in millions of Won, except per share)

	2007		2006
Changes in comprehensive income of equity method investees	~~W~~	383,445	(31,551)
Changes in retained earnings of equity method investees		233	(105,165)
Stock options recorded as account receivables		—	11,888
Reclassification of equity method investment securities to dividend receivables		315	5,616
Reclassification of advance payment to equity method investment securities related to acquisition of LG Card		519,254	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(22)	Condensed Financial Statements of Subsidiaries and Joint Ventures
(a)	Balance sheets

The condensed balance sheets of subsidiaries and joint ventures as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,288,731	164,528,686	10,760,045
LG Card		10,545,533	6,316,564	4,228,969
Good Morning Shinhan Securities		6,061,413	4,637,547	1,423,866
Shinhan Life Insurance		6,800,669	6,334,769	465,900
Shinhan Card		3,731,500	3,123,508	607,992
Shinhan Capital		2,981,679	2,783,660	198,019
Jeju Bank		2,691,922	2,555,411	136,511
Shinhan Credit Information		14,414	3,191	11,223
Shinhan PE		12,866	5,285	7,581
Shinhan BNP Paribas ITMC		64,876	17,033	47,843
SH&C Life Insurance		1,266,337	1,217,932	48,405
Shinhan Macquarie		18,333	17,522	811

	~~W~~	209,478,273	191,541,108	17,937,165

(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	154,207,060	144,539,692	9,667,368
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Shinhan Life Insurance		6,225,865	5,795,398	430,467
Shinhan Card		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Jeju Bank		2,470,751	2,338,463	132,288
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494
Shinhan BNP Paribas ITMC		60,227	10,650	49,577
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56

	~~W~~	173,624,797	161,614,748	12,010,049

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(22)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries and joint ventures for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:
(in millions of Won)

	Six-month period ended June 30, 2007
					Income (loss)
	Operating		Operating	Operating	before income	Net income
Subsidiaries	revenue		expense	income (loss)	tax	(loss)
Shinhan Bank	~~W~~	8,537,446	6,468,984	2,068,462	2,104,479	1,537,840
LG Card		1,401,094	703,906	697,188	702,178	1,200,716
Good Morning Shinhan Securities		1,027,045	918,757	108,288	114,639	76,404
Shinhan Life Insurance		1,264,404	1,180,927	83,477	90,141	65,429
Shinhan Card		530,015	374,274	155,741	154,030	111,243
Shinhan Capital		130,207	106,127	24,080	29,215	22,179
Jeju Bank		93,054	86,947	6,107	6,176	4,555
Shinhan Credit Information		13,288	11,982	1,306	1,389	968
Shinhan PE		1,488	4,342	(2,854)	(2,823)	(2,913)
Shinhan BNP Paribas ITMC		23,840	13,654	10,186	10,284	7,464
SH&C Life Insurance		55,273	32,944	22,329	12,188	8,056
Shinhan Macquarie		14,637	12,635	2,002	2,073	1,385

	~~W~~	13,091,791	9,915,479	3,176,312	3,223,969	3,033,326

(in millions of Won)

	Six-month period ended June 30, 2006
	Operating		Operating	Operating	Income before	Net income
Subsidiaries	revenue		expense	income (loss)	income tax	(loss)
Shinhan Bank	~~W~~	7,827,496	6,843,428	984,068	1,316,353	948,384
Good Morning Shinhan Securities		656,416	581,019	75,397	84,545	61,198
Shinhan Life Insurance		1,095,390	1,020,536	74,854	83,503	60,702
Shinhan Card		345,971	290,227	55,744	52,977	120,123
Shinhan Capital		98,818	81,889	16,929	36,648	29,299
Jeju Bank		69,421	11,227	58,194	13,716	13,247
Shinhan Credit Information		12,340	10,725	1,615	1,876	1,367
Shinhan PE		1,488	1,808	(320)	(205)	(371)
Shinhan BNP Paribas ITMC		11,886	5,763	6,123	6,164	4,446
SH&C Life Insurance		27,498	30,561	(-)3,063	2,664	2,914
Shinhan Macquarie		15,291	12,134	3,157	3,835	2,707

	~~W~~	10,162,015	8,889,317	1,272,698	1,602,076	1,244,016

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(22)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(in millions of Won)

	Three -month period ended June 30, 2007
					Income (loss)
	Operating		Operating	Operating	before income	Net income
Subsidiaries	revenue		expense	income (loss)	tax	(loss)
Shinhan Bank	~~W~~	1,966,794	1,039,351	927,443	969,267	710,011
LG Card		679,114	326,913	352,201	356,761	335,319
Good Morning Shinhan Securities		647,110	570,654	76,456	79,174	54,633
Shinhan Life Insurance		633,893	586,738	47,155	46,478	33,362
Shinhan Card		277,195	198,696	78,499	78,748	57,033
Shinhan Capital		69,517	59,776	9,741	15,030	11,844
Jeju Bank		46,135	49,287	(3,152)	(2,883)	(2,184)
Shinhan Credit Information		6,706	6,051	655	645	426
Shinhan PE		748	3,751	(3,003)	(2,994)	(3,045)
Shinhan BNP Paribas ITMC		13,265	7,765	5,500	5,589	4,067
SH&C Life Insurance		40,002	17,530	22,472	9,213	6,892
Shinhan Macquarie		1,115	3,326	(2,211)	(2,025)	(1,586)

	~~W~~	4,381,594	2,869,838	1,511,756	1,553,003	1,206,772

(in millions of Won)

	Three -month period ended June 30, 2006
					Income (loss)
	Operating		Operating	Operating	before income	Net income
Subsidiaries	revenue		expense	income (loss)	tax	(loss)
Shinhan Bank	~~W~~	3,557,546	3,143,501	414,045	701,311	519,420
Good Morning Shinhan Securities		434,992	393,748	41,244	50,118	36,124
Shinhan Life Insurance		547,713	507,628	40,085	42,342	30,688
Shinhan Card		238,797	207,593	31,204	28,897	103,617
Shinhan Capital		47,081	36,790	10,291	10,520	8,085
Jeju Bank		36,228	29,469	6,759	8,368	8,002
Shinhan Credit Information		12,340	10,725	1,615	1,876	1,367
Shinhan PE		748	849	(101)	(34)	(110)
Shinhan BNP Paribas ITMC		6,223	3,253	2,970	3,012	2,186
SH&C Life Insurance		17,184	15,816	1,368	1,216	870
Shinhan Macquarie		1,405	1,866	(461)	(368)	(298)

	~~W~~	4,900,257	4,351,238	549,019	847,258	709,951

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(23)	Funding and Operating Status of the Company, Subsidiaries and Joint Ventures
(a)	The funding status of the Company and its subsidiaries as of June 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,335,000	5,896,694	7,231,694
Shinhan Bank		100,309,067	18,003,122	27,903,210	146,215,399
LG Card		—	398,536	4,418,259	4,816,795
Good Morning Shinhan Securities		989,997	3,202,730	—	4,192,727
Shinhan Card		—	1,027,000	1,802,163	2,829,163
Shinhan Capital		—	1,317,408	1,321,288	2,638,696
Jeju Bank		2,231,535	91,327	113,420	2,436,282
Shinhan PE		—	5,000	—	5,000

	~~W~~	103,530,599	25,380,123	41,455,034	170,365,756

(in millions of Won)

	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	185,072	3,421,826	3,606,898
Shinhan Bank		93,202,495	14,578,285	24,212,505	131,993,285
Good Morning Shinhan Securities		696,417	1,004,364	—	1,700,781
Shinhan Card		—	1,340,800	1,282,370	2,623,170
Shinhan Capital		—	1,065,250	535,351	1,600,601
Jeju Bank		2,044,629	76,357	55,260	2,176,246

	~~W~~	95,943,541	18,250,128	29,507,312	143,700,981

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(23)	Funding and Operating Status of the Company, Subsidiaries and Joint Ventures, Continued
(b)	The operating status of the Company, subsidiaries and joint ventures as of June 30, 2007 and December 31, 2006 were as follows:

(in millions of Won)

	2007
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,119,375	21,572,214	1,230,135	23,921,724
Shinhan Bank		123,392,583	31,338,676	8,609,234	163,340,493
LG Card		7,220,117	154,882	798,001	8,173,000
Good Morning Shinhan Securities		1,248,802	3,439,638	868,113	5,556,553
Shinhan Life Insurance		1,717,043	2,825,350	480,073	5,022,466
Shinhan Card		3,099,972	47,896	3,105	3,150,973
Shinhan Capital		2,417,916	243,036	231,467	2,892,419
Jeju Bank		1,990,745	468,818	114,927	2,574,490
Shinhan Credit Information		—	—	7,954	7,954
Shinhan PE		—	5,510	6,253	11,763
Shinhan BNP Paribas ITMC		49,272	—	447	49,719
SH&C Life Insurance		16,964	98,248	10,763	125,975
Shinhan Macquarie		—	—	6,029	6,029

	~~W~~	142,272,789	60,194,268	12,366,501	214,833,558

(in millions of Won)

	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,179,147	12,775,892	468,561	14,423,600
Shinhan Bank		112,715,269	23,660,184	6,300,607	142,676,060
Good Morning Shinhan Securities		517,973	2,261,021	850,853	3,629,847
Shinhan Life Insurance		1,553,913	2,657,757	394,052	4,605,722
Shinhan Card		3,037,672	27,165	3,553	3,068,390
Shinhan Capital		1,571,532	201,995	70,060	1,843,587
Jeju Bank		1,743,811	391,312	85,177	2,220,300
Shinhan Credit Information		—	—	7,315	7,315
Shinhan PE		—	6,975	3,527	10,502
Shinhan BNP Paribas ITMC		81	5,230	53,331	58,642
SH&C Life Insurance		16,751	49,260	1,675	67,686
Shinhan Macquarie		—	—	8,510	8,510

	~~W~~	122,336,149	42,036,791	8,247,221	172,620,161

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(24)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the three-month and six-month periods ended June 30, 2007 and 2006 were as follows:
(in millions of Won, except ratio)

	Three-month period			Six-month period
	ended June 30, 2007			ended June 30, 2007
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	491,114	64.20	~~W~~	1,294,016	75.35
LG Card		142,382	18.61		197,196	11.48
Good Morning Shinhan Securities		50,277	6.57		61,139	3.56
Shinhan Life Insurance		21,202	2.77		39,929	2.33
Shinhan Card		49,519	6.47		95,966	5.59
Shinhan Capital		11,915	1.56		22,103	1.29
Jeju Bank		(1,167)	(0.15)		3,236	0.19
Shinhan Credit Information		426	0.06		968	0.06
Shinhan PE		(3,020)	(0.39)		(2,888)	(0.17)
Shinhan BNP Paribas ITMC		2,034	0.27		3,732	0.22
SH&C Life Insurance		1,087	0.14		1,159	0.07
Shinhan Macquarie		(792)	(0.10)		693	0.04

		764,977	100.00		1,717,249	100.00

Other income		17,712			102,103
Other expense		(96,093)			(172,911)

Net income for period	~~W~~	686,596		~~W~~	1,646,441

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(24)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income, Continued
(in millions of Won, except ratio)

	Three-month period			Six-month period
	ended June 30, 2006			ended June 30, 2006
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	441,803	73.78	~~W~~	848,935	77.77
Good Morning Shinhan Securities		27,225	4.55		47,945	4.39
Shinhan Life Insurance		19,970	3.34		39,265	3.60
Shinhan Card		95,604	15.97		111,610	10.22
Shinhan Capital		7,829	1.31		29,181	2.67
Jeju Bank		5,191	0.87		8,545	0.78
Shinhan Credit Information		899	0.15		1,350	0.12
Shinhan PE		(110)	(0.02)		(295)	(0.03)
Shinhan BNP Paribas ITMC		1,092	0.18		2,223	0.20
SH&C Life Insurance		435	0.07		1,457	0.13
Shinhan Macquarie		(1,141)	(0.19)		1,327	0.12

		598,797	100.00		1,091,543	100.00

Other income		21,872			45,777
Other expense		(40,411)			(83,683)

Net income for period	~~W~~	580,258		~~W~~	1,053,637

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2007
(Unaudited)
(25)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Ventures

Changes in the allowance for loan losses of the Company, its subsidiaries and joint ventures for the six-month period ended June 30, 2007 and the year ended December 31, 2006 were as follows:
(in millions of Won)

	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	(300)	5,625
Shinhan Bank		1,706,730	138,794	1,845,524
LG Card		1,031,823	(205,623)	826,200
Good Morning Shinhan Securities		29,510	4,502	34,012
Shinhan Life Insurance		19,817	(168)	19,649
Shinhan Card		148,073	13,268	161,341
Shinhan Capital		31,340	10,930	42,270
Jeju Bank		26,313	7,710	34,023
Shinhan BNP Paribas ITMC		24	(22)	2
SH&C Life Insurance		44	(41)	3
Shinhan Macquarie		1	(1)	—

	~~W~~	2,999,600	(30,951)	2,968,649

(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,495)	5,925
Shinhan Bank		1,572,829	133,901	1,706,730
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
Shinhan Card		67,400	80,673	148,073
Shinhan Capital		30,373	967	31,340
Jeju Bank		25,146	1,167	26,313
Shinhan Credit Information		1	(1)	—
Shinhan BNP Paribas ITMC		18	6	24
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1

	~~W~~	1,748,232	219,545	1,967,777